UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 51604/April 25, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11824

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In the Matter of	:	
	:	
	:	ORDER MAKING FINDINGS AND
INVESTMENT TECHNOLOGY, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT
	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 11, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent Investment Technology, Inc. (Investment Technology), was served with the OIP on March 9, 2005, and its Answer was due no later than March 29, 2005. See OIP at 2; 17 C.F.R. § 201.220(b). As of today, Investment Technology has failed to file its Answer.

On April 11, 2005, I ordered Investment Technology to show cause by April 20, 2005, why it should not be held in default. To date, Investment Technology has failed to show such cause.

Investment Technology is in default for failing to file an Answer within the time permitted. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Investment Technology is a Nevada corporation whose securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act. Investment Technology's common stock is traded through the interdealer over-the-counter market.

Pursuant to Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, Investment Technology is required to file timely and in proper form, annual reports on Form 10-K and quarterly reports on Form 10-Q. Investment Technology has failed to file the following required reports: (1) Form 10-Q for the quarter ended June 30, 2002; (2) Form 10-Q for the quarter ended September 30, 2002; (3) Form 10-K for the year ended December 31, 2002; (4) Form 10-Q for the quarter ended March 31, 2003; (5) Form 10-Q for the quarter ended June 30,

2003; (6) Form 10-Q for the quarter ended September 30, 2003; (7) Form 10-K for the year ended December 31, 2003; (8) Form 10-Q for the quarter ended March 31, 2004; (9) Form 10-Q for the quarter ended June 30, 2004; and (10) Form 10-Q for the quarter ended September 30, 2004. As a result of the foregoing, Investment Technology has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

From at least January 2002 through at least April 2002, Investment Technology failed to comply with Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, in connection with a fraudulent scheme to manipulate the securities of Investment Technology.

In view of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Investment Technology's securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of Investment Technology, Inc.'s, securities is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge